SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP Ltd. reports Second Quarter 2009 Earnings

Lima, Peru, August 12, 2009 - Credicorp (NYSE:BAP) announced today its un-audited results for the second quarter of 2009. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•
Credicorp reported net earnings of US$ 115.2 million for 2Q09, reflecting a 4.2% QoQ net income growth despite tough market conditions as the Peruvian economy absorbed the impact of the world recession and market uncertainties.

•
After the strong contraction in lending activity in 1Q09, demand for financing remained sluggish in the 2Q09, particularly in the USD denominated portfolio, while the local currency denominated loan book maintained its dynamism. Nevertheless, a recovery in overall loan volumes is evident, which is further supported by the revaluation of the local currency, contributing to reported growth in our loan book, in USD terms, of 4.8% QoQ.

•
Following several quarters of negative pressure on NIMs from our liquidity position -mainly USD denominated-, its reduction, coupled with an expansion of spreads and loan growth particularly in the retail market, allowed for an improvement of NIM from 4.7% to 5.1% QoQ.

•
Lower interest rates for our domestic currency as well as a reduction in international funding requirements also contributed to lower interest expenses, which added to higher spreads resulted in NII growth of 13.4% QoQ, reaching US$ 233.5 million.

•
Better NII helped compensate for increased provisions, which grew in line with our projections. PDL ratio also evolved as expected, reaching a reasonable 1.38% following the slowdown in loan growth; no serious deterioration in portfolio quality has been evident. Nevertheless, higher provisioning levels assured a comfortable coverage ratio, which remains at close to 200%.

•
Although non financial income shows an overall 1.8% drop QoQ, it also reveals that (i) traditional fee income has performed well and is up 3.7% QoQ; (ii) earnings on income from FX transactions has been flat, in a context where the currency remains stable and strong; and (iii) the sale of the remaining position in global government bonds has generated significant gains this quarter, which once again helped compensate for higher provisioning requirements.

•
An extraordinary loss reversal (related to our SAR program and stock price volatility) caused a 7% QoQ drop in operating costs. However, main operating costs, including personnel and administrative costs, were flat QoQ given that the increase of costs resulting from network expansion was already reflected last quarter. Increased earnings also impacted positively on the efficiency ratio, which reached 41%, down from 44% in 1Q09.

•
BCP’s operating results improved 7.6% from 1Q09, although increased income taxes resulting from a non tax deductible loss in Government papers this 2Q09, and a currency translation loss on the dividend accounting (which is netted out at Credicorp through an equal translation gain and is neutral for the corporation), led to a 13% lower contribution to Credicorp’s bottom line of US$ 86 million. However, excluding this last effect, BCP’s contribution is actually flat at approx. US$ 98 million for 2Q09, maintaining the strength shown in 1Q09.

•
BCP Bolivia could not maintain its high performance in the economic and political environment in which it operates, and reported a further drop in earnings contribution to US$ 6.8 million vs. the US$ 8.5 million recorded in 1Q09.

•
ASHC’s results recovered further from the market related write-offs and provisions of last year and reported a normalized but lower business result given the contraction of its AuM and reduced but recovering investment activity. Its contribution to Credicorp reached US$ 3.4 million for 2Q09.

•
PPS, on the other hand, is harvesting the results of changes in its business strategy and reported significant gains in all business segments that were boosted by financial gains, leading to a total US$ 9.7 million earnings contribution for 2Q09, up from the US$ 5.2 million contribution for 1Q09.

• Prima AFP reports YoY increased income through higher fees and growth in its collections base. Its contribution reached US$ 4.7 million as opposed to the loss for US$0.9 million reported in 2Q08.
•
These good results in all of Credicorp’s businesses led to net earnings this 2Q09 in line with our expectations and reflect a significant 25.6% ROAE and 2.2% ROAA, with a PDL ratio of 1.38%, an efficiency ratio of 41% and an improved NIM of 5.12%.

I. Credicorp Ltd.

Overview

Credicorp reported net earnings of US$ 115.2 million for 2Q09, reflecting 4.2% net income growth, despite the tough market conditions as the Peruvian economy absorbed the impact of the world recession and market uncertainties. This represents EPS of US$ 1.44, ROAE of 25.6% and ROAA of 2.2%.

The significant slowdown in economic activity experienced in 1Q09, which notably affected our core banking business, continued during the second quarter and subdued the demand for loans, which is reflected in a 2.7% decrease QoQ in average daily balances for US Dollar denominated portfolio. Nevertheless, our Nuevos Soles denominated portfolio was able to maintain its dynamism, reaching 4.2% of growth in average daily balances. Overall, the strong growth in domestic currency loans, coupled with the effect of the revaluation of the local currency, resulted in growth in our total loan portfolio expressed in US Dollars, which registered a 4.8% increase QoQ.

Furthermore, the emphasis we have placed on increasing lending spreads to mitigate a higher overall perception of risk, in addition to the drop in the Nuevos Soles reference interest rate- which contributed to reduce our funding costs- as well as changes in the funding structure to reduce unnecessary and relatively higher cost funding (international loans), resulted in better margins. All of these factors in addition to our loan book’s positive growth were reflected in the 13.4% QoQ increase in NII, and also explain the significant improvement in NIM from 4.72% to 5.12% in 2Q09.

Provisions increased as projected, and were in line with the expected levels of delinquencies based on the maturity of our portfolio and a slower growth pace. However, it is important to note that the increase in our PDL to total loans ratio remains sound at 1.38%. This reflects an increase in delinquencies from the 1.16% seen in 1Q09, but is within our comfort level given that no material deterioration in portfolio quality was recorded, with limited exceptions in a few sectors. Nevertheless, we are constantly monitoring the evolution of our delinquencies and have taken precautionary measures to quickly identify early signs and prevent further deterioration in our portfolio. In this scenario, provisions reached the required coverage ratio (193%), but not without putting considerable pressure on income generation. This significant increase in provisioning has been absorbed by the stronger generation of NII as well as by gains on the sale of securities.

Non financial income reflects a drop of -1.8% for the quarter. This is a consequence of lower gains on the sale of securities, which although high, were not as significant as those seen in 1Q09. In fact, extraordinary income was particularly high in both quarters, which is evident in the significantly stronger 21.1% growth reported YoY, and has been instrumental in helping absorb the impact of a sudden increase in provisions on net income. Fee income grew 3.7% QoQ, and gains on FX transactions, which are part of our core earnings, remained flat.

Net insurance premiums and claims reported performance were as good as last quarter’s, reflecting the positive effects of the new business model and cost structure as well as a return to profitability.

Credicorp Ltd.	Quarter			Change %
US$ thousands	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Net Interest income	233,542	205,866	216,986	7.6%	13.4%
Total provisions, net of recoveries	(54,708)	(26,425)	(9,235)	492.4%	107.0%
Non financial income	170,477	173,668	140,723	21.1%	-1.8%
Insurance premiums and claims	28,670	28,507	2,926	880.0%	0.6%
Operating expenses	(205,795)	(221,212)	(192,338)	7.0%	-7.0%
Income before non-recuring items, translation results, employees´ profit sharing and income taxes	172,186	160,405	159,062	8.3%	7.3%
Translation results	3,958	(4,708)	(61,510)	-106.4%	-184.1%
Employees' profit sharing and income taxes	(52,307)	(38,209)	(23,711)	120.6%	36.9%
Net income	123,837	117,488	73,841	67.7%	5.4%
Minority Interest	8,634	6,910	175	4840.9%	25.0%
Net income attributed to Credicorp	115,202	110,578	73,666	56.4%	4.2%
Net income/share (US$)	1.44	1.39	0.92	56.4%	4.2%
Total loans	10,603,688	10,119,759	9,288,774	14.2%	4.8%
Deposits and Obligations	13,708,039	13,327,794	12,956,438	5.8%	2.9%
Net Shareholders' Equity	1,932,760	1,668,154	1,791,066	7.9%	15.9%
Net interest margin	5.12%	4.72%	4.78%
Efficiency ratio	40.7%	44.0%	37.3%
Return on average shareholders' equity	25.6%	26.3%	16.2%
PDL/Total loans	1.38%	1.16%	0.75%
Coverage ratio of PDLs	192.9%	205.4%	316.3%
Employees	19,757	19,947	18,169

Operating expenses remained at 1Q levels for almost all elements, with the exception of extraordinary items, which are behind the -7% drop in operating costs reported for the quarter. Lower costs are therefore related to a gain from the valuation of stock options of the “SAR” program due to a recovery in the price of our stock in comparison to the loss reported for the previous quarter. Therefore, real operating expenses (personnel and administrative expenses) are and should remain flat given that they already capture all increases related to last year’s expansion and no further material expansions are planned for this year.

Consequently, as operating costs report a drop and operating income improved, Credicorp’s efficiency ratio improved, going from 44% in 1Q09 to 40.7% in 2Q09. As previously mentioned, this situation was the result of an impact on total operating costs associated with gains on valuations of stock options, while no real reduction in operating costs had been yet achieved. Nevertheless, our focus continues to be on improving the future efficiency of our operations.  Currently, we are introducing changes in both our branch and processing & operating models to increase operating efficiency and thus reduce costs.

Credicorp’s operating performance shows therefore considerable improvement, reporting a 7.3% increase in operating income for the quarter of US$ 172 million vs. US$ 160 million in 1Q09. This result is even more impressive if we consider the complicated economic environment and its impact on the domestic economy.

This 7.3% improvement in operating income has been slightly mitigated by an increase in BCP’s taxes, which reflect FX-related losses on investments that the Bank made in currency indexed instruments from the Central Bank that have tax-free treatment (calculation based on Nuevo Sol local accounting) and could therefore not be deducted from income for tax purposes.  As such, BCP was subject to a higher effective tax rate in 2Q09, which is the primary explanation for the 37% increase in the income tax of Credicorp.

Overall, and despite higher taxes, higher provisions, and the tough market environment, Credicorp’s net income has achieved a significant increase of 4.2% QoQ, reaching a solid US$ 115.2 million for 2Q09.

Credicorp – the Sum of its Parts

Credicorp’s 2Q09 results reflect the better performance of all its subsidiaries. Although the effects of the economic recession are still reflected in the operating performance of our banking business this quarter, our lending business has grown and the efforts made to improve margins and other income sources to compensate for increased provisions have led to better operating results. In addition, our other businesses continue to improve their performance. Therefore, Credicorp’s overall bottom line results reveal a recovery in its earnings generation to normalized and even improved levels that reflect the robust business opportunities the Peruvian market offers.

BCP continued experiencing sluggish demand for loans but was also able to improve its operating performance through improved margins and additional non recurrent income, which compensated for the sudden increase in provisions. This improved performance was partially neutralized by a higher effective tax rate resulting from the non tax-deductible nature of some losses in currency indexed Government securities. In addition, a currency translation loss related to dividends for Credicorp accounted for in 1Q09 and paid only in 2Q09 further depressed BCP’s reported results. This translation loss, however, can be excluded to reflect BCP’s real contribution to Credicorp since an equal translation gain has been reported at Credicorp Ltd. for the same reasons, making it neutral to the corporation’s bottom line results once consolidated. Excluding this internal accounting effect, real income contribution to Credicorp would remain flat at approximately US$ 98 million. Nevertheless, BCP’s reported contribution to Credicorp reached US$ 86.2 million vs. US$ 98.9 million in 1Q09, which still reflected a solid 25.7% ROAE.

Earnings Contribution	Quarter			Change %
(US$ Thousands)	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Banco de Crédito BCP(1)	86,246	98,911	75,981	14%	-13%
BCB	6,833	8,518	10,098	-32%	-20%
Atlantic	3,399	3,017	5,195	-35%	13%
PPS	9,685	5,230	(7,214)	234%	85%
Grupo Crédito (2)	7,264	6,866	882	723%	6%
Prima	4,667	6,246	(954)	589%	-25%
Others	2,597	620	1,836	41%	319%
Credicorp and Others (3)	8,608	(3,446)	(1,178)	831%	350%
Credicorp Ltd.	8,140	(3,941)	(1,723)	572%	307%
Others	468	495	545	-14%	-5%
Net income attributable to Credicorp	115,202	110,578	73,666	56%	4%
(1) Includes Banco de Crédito de Bolivia.
(2) Includes Grupo Crédito, Servicorp and Prima AFP
(3) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

BCP Bolivia, which is consolidated within BCP, reported a contribution of US$ 6.8 million for 2Q09 vs. US$ 8.5 million for 1Q09, which is the result of further deterioration and/or a significant stagnation of investment activity in the country as well as negative government intervention.

ASHC’s results continued to recover from the market related write-offs and provisions of last year and reported a normalized but lower business result, attributable to a contraction in its AuM and reduced investment activity. Its contribution to Credicorp improved 13% from 1Q09 and reached US$ 3.4 million for 2Q09. Additionally, market recovery has driven an improvement in valuations of Atlantic’s portfolio, resulting in a recovery of about US$ 34.4 million this quarter, which is reflected as a reduction of unrealized losses on ASHC’s balance sheet. This contributed to reinforcing ASHC’s capital, which was also increased through a direct capital contribution of US$ 20 million and a US$ 15 million subordinated bond issuance in the first half of this year.

PPS, on the other hand, is harvesting the results of changes in its business strategy and has reported significant gains in all business segments that were boosted by financial gains, leading to a total US$ 9.7 million earnings contribution for 2Q09, up from US$ 5.2 million in 1Q09.

This significant quarterly increase is the result of improvement in technical results, which is the product of changes in the business model throughout 2008 -which focused on reducing risk retention levels and controlling operating costs- and the fact that financial income was significant. In fact, financial income reached US$ 20 million (vs. US$ 16 million in 1Q09) due to increases in dividend income and gains on the sale of securities.  Improvement continues to be driven by significantly better technical results and a focus on risk control and diversification.

Finally, and despite continued volatility, Prima AFP reported an increase in YoY income attributable to higher fees and growth in its collections base. In fact, collections were up 13 % YoY.  To make a quarterly comparison, we need to adjust results for additional collections in the month of January. Therefore, an adjusted comparison reveals stable performance, which reflects a stable domestic labor market. Thus, Prima’s contribution reached US$ 4.7 million, which reflects 13% ROE to date. Furthermore, Prima maintains its dominant position in the market, capturing important market shares (30.4% of AuM, 31.7% of collections and 43.8% of voluntary contributions to the funds).

Credicorp Ltd.’s results were unusual this quarter due to the currency translation gains reported at the holding company. As previously mentioned, these gains were related to dividend payments accounted for in March 09 and later paid in 2Q09 by BCP after an appreciation of the Nuevo Sol. This gain actually reflects a shift of earnings between BCP and Credicorp at an accounting level and therefore distorts real business and income generation, reducing BCP’s net earnings and shifting the same to a translation gain at Credicorp. Excluding this effect, the holding should account for a negative result of around US$ 4 million from the tax provision incurred every quarter as earnings are generated at the subsidiaries.

Given that bottom line results were not affected by these translations gains/losses, Credicorp reports a 4% improvement in earnings, which is very satisfying given the market environment. The operating improvements were therefore reflected in excellent financial ratios including:  25.6% ROAE, a 40.7% efficiency ratio, 5.1% NIM, 1.38% PDLs with 193% PDL coverage.

II. Banco de Crédito – BCP - Consolidated

Overview 2Q09

Despite a slowdown in the Peruvian economy during the first half of 2009, due to the international crisis, BCP’s operating results for 2Q09 demonstrated growth of 7.6% QoQ  (US$ 144.4 million vs. US$ 134.1 million). Nevertheless, net income (US$ 88.5 million) fell 11.4% QoQ due to (i) a translation loss of US$ 12.3 million that was generated by higher dividends to be paid produced by a 4.8% appreciation of the Nuevo Sol; and (ii) higher quarterly taxes under local accounting.

This quarter’s operating results evolved favorably over figures for last quarter due primarily to (i) an increase in net interest income (NII) due to slight growth in loans particularly in Retail Banking, a segment with higher margins, and strengthened by a decrease in interest expenses due to lower funding costs; (ii) higher non-financial income, generated by an increase in commissions for Contingents and Foreign Trade, Corporate Finances and Credifondo, in addition to the still high (though lower QoQ) revenues on securities sales; and (iii) lower operating costs, generated by gains in the valuation of SAR stock options, which contrasts with the loss recorded  in 1Q09. These results compensated for higher provisions in 2Q09, which reflects BCP’s coverage policy and strategy to expand Retail Banking.

The slowdown in the Peruvian economy and a subsequent contraction in credit demand, both attributable to the financial crisis and market uncertainty, appear to have reached a turning point given that the net loan portfolio expanded 4.4% QoQ. This growth corresponds to a slight real expansion in the portfolio in domestic as well as foreign currency, supported by a revaluation of the Nuevo Sol.

Average daily balances increased 1.8% QoQ due mainly to an expansion in the Retail Banking segment while average daily balances of Wholesale Banking remained virtually unchanged. Nevertheless, after eliminating distortions that currency volatility produced in BCP’s dual portfolio (S/. and US$), average daily balances were basically stable (-0.4%) due to a 2.3% contraction in Wholesale Banking’s average daily balances that was offset by a 1.7% increase in Retail Banking’s.

In terms of portfolio quality, the delinquency rate in 2Q09 reached 1.39%, which although higher than the 1.16% of 1Q09, reflects a lower increase compared to the variation observed between 1Q09 and 4Q08. Higher provisions helped maintain an adequate coverage level for past due loans of 193%.

Core Earnings

Core Revenues	Quarter			Change %
US$ 000	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Net interest and dividend income	209,460	186,161	188,359	11.2%	12.5%
Fee income, net	87,620	77,553	85,228	2.8%	13.0%
Net gain on foreign exchange transactions	19,700	20,328	31,389	-37.2%	-3.1%
Core Revenues	316,780	284,042	304,976	3.9%	11.5%

BCP’ core income grew 11.5% QoQ, due primarily to three factors: (i) an expansion in NII due to loan growth, primarily in domestic currency and in the retail segment, which was strengthened by improved margins and a reduction in interest expenses; (ii) recovery in fee income, primarily from Contingent and Foreign Trade portfolio, Corporate Finance business and Credifondo, which experienced an increase in the value of managed funds that produced a subsequent rise in management fees; and (iii) higher earnings on valuations of derivatives, which also contributed to an improvement in NII.

With regard to evolution in NII, it is important to mention that BCP was able to increase its margins due to a reduction in BCR’s reference rate, in turn reducing the cost of the main source of funding (especially interest on time deposits), which contracted significantly by 9.3% QoQ. The aforementioned, coupled with higher fee income, cancelled out the decrease in net earnings for foreign currency transactions, which was linked to a decrease in the volatility of the Nuevo Sol against the US Dollar and lower level of foreign currency operations from the foreign trade business. Additionally, interest expense on loans also contracted (-35.9% QoQ and -61.6% YoY), which is attributable to the repayment of loans due to banks (Repo Agreements with the BCR and a CAF Loan) given that liquidity levels are adequate and no renewals were required. As a result, the net interest margin (NIM) for 2Q09 reached 5.1%, 60 pbs higher than figures recorded for 1Q09.

Banco de Crédito and Subsidiaries	Quarter			Change %
US$ 000	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Net Financial income	209,460	186,161	188,359	11.2%	12.5%
Total provisions, net of recoveries	(54,074)	(27,180)	(10,280)	426.0%	98.9%
Non financial income	150,588	148,246	122,346	23.1%	1.6%
Operating expenses	(161,585)	(173,095)	(145,286)	11.2%	-6.6%
Translation results	(10,899)	(4,260)	(49,849)	-78.1%	155.8%
Worker's profit sharing and income taxes	(44,670)	(29,607)	(26,841)	66.4%	50.9%
Net income	88,542	99,982	78,037	13.5%	-11.4%
Net income/share (US$)	0.040	0.045	0.035	0.085	0.109
Total loans	10,502,346	10,031,099	9,197,916	14.2%	4.7%
Deposits and obligations	14,035,650	13,608,169	13,251,408	5.9%	3.1%
Shareholders equity	1,442,780	1,312,090	1,254,163	15.0%	10.0%
Net financial margin	5.07%	4.45%	4.66%
Efficiency ratio	49.7%	55.2%	43.8%
Return on average equity	25.7%	29.5%	25.5%
PDL/Total loans	1.39%	1.16%	0.74%
Coverage ratio of PDLs	193.0%	206.6%	318.7%
BIS ratio	13.5%	12.5%	13.5%
Branches	336	339	277
ATMs	950	926	778
Employees	16,433	16,628	14,336

As expected, provisions increased significantly in the second quarter, reaching US$ 54.1 million, 98.9% higher than figures seen in 1Q09 and 426.0% above 2Q08’s. This trend is in line with the coverage policy for past due loans and a growth strategy based on expanding business in the Retail Banking segment, where delinquency levels are expected to be somewhat lower. As such, at the end of 2Q09, the past due loans portfolio increased 25.6% QoQ with a corresponding delinquency rate of 1.39%, which resulted in a coverage ratio of 193.0%. This level was slightly lower than the 206.6% seen in 1Q09.

Non-financial income expanded 1.6% QoQ and 23.1% YoY. This was due, as was previously discussed, to a recovery in fee income that compensated lower (though still high) extraordinary income of this quarter from revenues from sales of securities made by Treasury, particularly Peruvian Government Bonds.

Operating costs were lower than expected, recording a decline of 6.6% QoQ, primarily due to gains on valuation of SAR stock options, which had recorded losses last quarter. This generated a contraction in other expenses of 74.1% QoQ. In this scenario, the efficiency ratio improved from 55.1% in 1Q09 to 49.7% in 2Q09. In terms of operating costs compared to 2Q08, evolution was favorable, demonstrating 11.2% YoY growth that is attributable to an expansion in the distribution network, whose costs were just beginning to show at the end of 2008.

Translation results however reflect an accounting loss (of approx. US$ 12.3 million) for dividends declared in March and accounted for at the exchange rate of March month-end, but paid within 2Q09 after the revaluation of the domestic currency. This effect is netted out at Credicorp, which records an equal translation gain and is therefore neutral for the corporation. This accounting adjustment within the corporation is however responsible for the lower net earnings results of BCP when compared to 1Q09, since these would be around US$ 100 million if we excluded such effect.

Therefore, in terms of profitability, BCP reported a ROAE of 25.7% in 2Q09, which is lower than the 29.5% registered in 1Q09 but slightly higher than the 25.5% observed in 2Q08, though on an adjusted (for such translation loss) basis, ROAE would reach 29.3%, which better reflects real operating results.

II.1 Interest earning assets (IEA)

IEA declined 2.9% QoQ, primarily due to gains on the sale of securities to realize earnings on Peruvian government bonds and a reduction in BCR deposits. A slight revival in credit demand facilitated an increase in loans which are assets that offer attractive margins.

Interest Earning Assets	Quarter			Change %
US$ 000	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
BCRP and Other Banks	2,630,104	3,141,925	2,589,828	1.6%	-16.3%
Interbank funds	110,435	25,134	1,620	6,717%	339.4%
Trading Securities	39,579	29,973	55,240	-28.4%	32.0%
Available For Sale Securities	3,162,714	3,672,154	4,747,724	-33.4%	-13.9%
Current Loans, net	10,356,401	9,914,864	9,129,652	13.4%	4.5%
Total interest earning assets	16,299,233	16,784,050	16,524,064	-1.4%	-2.9%

During 2Q09, the asset strategy concentrated on maximizing loans, which are the Bank’s most profitable asset. The mild recovery in credit demand allowed the Bank to resume efforts, however tenuously, to spur growth in loans, primarily on domestic currency denominated portfolio in the Retail Banking segment. The current loan portfolio increased 44.5% QoQ and 13.4% YoY, increasing its share of interest earning assets to 64%, exceeding the 59% figure recorded in 1Q09.

Investment securities available for sale declined due to sales of Peruvian government bonds to realize gains on these instruments, which were purchased in October 2008.  As a result, deposits in BCRP and other banks contracted when overnight deposits were withdrawn from BCR.

Loan portfolio

The Bank’s net loan balance totaled US$ 10,221 million at the end of 2Q09, which represents growth of 4.4% QoQ and 13.8% YoY that includes appreciation of the Nuevo Sol against the US Dollar.  If we exclude the 4.8% appreciation in domestic currency during 2Q09, the increase in balances is still 2.6% QoQ. It is important to emphasize that the balances for both local and foreign currency portfolios increased at the end of the quarter.

The above chart is especially clear and shows loan book balances at the end of each quarter (red dot), and average daily balances for each month (blue dot and line). The shape of the curve build with average daily balances explains the reason for the sometimes very different growth numbers reported in period-end balances or average balances. In any event, the contraction in the 1Q09 is evident, as is also the recovery in reported numbers, though helped by the revaluation of the domestic currency.

If we use the average daily balances, which, as a unit of measurement, are highly related to income from interest on loans, a 4.2% QoQ increase is evident in the daily average balances of the Nuevo Soles portfolio while foreign-currency denominated portfolio contracted by 2.7%. This is the result of credit reactivation linked to growth in internal demand, whose economic activities are fueled by cash flows in domestic currency, which is in line with BCP’s credit policy.

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	2Q09	1Q09	2Q08	YoY	QoQ	2Q09	1Q09	2Q08	YoY	QoQ
Wholesale Banking	4,757.4	4,638.7	3,463.5	37.4%	2.6%	4,302.7	4,475.8	3,942.5	9.1%	-3.9%
- Corporate	3,630.0	3,519.2	2,363.4	53.6%	3.2%	2,795.9	2,875.4	2,355.3	18.7%	-2.8%
- Middle Market	1,127.4	1,119.5	1,100.1	2.5%	0.7%	1,506.8	1,600.4	1,587.2	-5.1%	-5.9%
Retail Banking	6,318.1	6,020.5	4,474.9	41.2%	4.9%	1,785.5	1,816.1	1,747.7	2.2%	-1.7%
- SME	2,196.4	2,092.7	1,532.5	43.3%	5.0%	551.6	572.0	559.6	-1.4%	-3.6%
- Mortgages	1,497.3	1,394.6	1,036.6	44.4%	7.4%	906.5	909.0	876.6	3.4%	-0.3%
- Consumer	1,501.2	1,431.8	983.5	52.6%	4.8%	263.8	271.1	250.8	5.2%	-2.7%
- Credit Cards	1,123.1	1,101.5	922.3	21.8%	2.0%	63.5	63.9	60.8	4.6%	-0.6%

Consolidated total loans (2)	11,155	10,709	7,963	40.1%	4.2%	6,675	6,859	6,251	6.8%	-2.7%
(1) Average daily balance
(2) Includes work out unit, other banking and BCP Bolivia

With regard to Nuevos Soles denominated loans, the Retail Banking segment was the most dynamic across all products while the most significant contraction in the US dollar denominated portfolio was seen in Wholesale Banking.

YoY figures show significant growth in both portfolios and in both banking segments, weighing in at 40.1% and 6.8% in domestic currency and foreign currency respectively.

Market Share

BCP held its position as market leader despite intense competition. BCP’s share was 32.2% at the close of June 2009, 30.6% higher than figures to March 2009 and 7.8% above figures recorded by the Bank’s closest competitor.

BCP’s market share in the Corporate and Middle Market Banking reached 44.5% and 32.3%, respectively, at the end of May 2009, which is evidence of the Bank’s solid market position.

Within Retail Banking the highest market shares correspond to mortgage and consumer portfolios, which reached 35.3% and 20.2%, respectively, at the end of June 2009.  The other products recorded market shares of 19.1% in credit cards and 16.1% in SME. These products demonstrate significant growth potential and as such are the primary focus of BCP’s strategy.

Dollarization

Growth, although slow, has been continuous in the domestic currency denominated portfolio this year. As a result, this portfolio’s share in total loans increased once again in 2Q09. Domestic currency denominated loans represented 37.2% of the portfolio at the end of 2Q09 (vs 36.1% at the end of 1Q09).

II.2 Deposits and Mutual Funds

BCP deposits increased 3.1% QoQ and 5.9% YoY and remained the primary funding source. BCP continued to hold its ground as market leader in mutual funds with a 44.6% market share, which was slightly lower than the 45.2% of 1Q09, but far superior to the 21.2% achieved by the Bank’s closest competitor.

Deposits and Obligations	Quarter ended			Change %
US$ (000)	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Non-interest bearing deposits	3,964,955	4,147,227	2,905,401	36.5%	-4.4%
Demand deposits	37,893	17,006	966,662	-96.1%	122.8%
Saving deposits	3,162,394	3,162,172	2,603,344	21.5%	0.0%
Time deposits	5,731,125	5,217,625	5,740,312	-0.2%	9.8%
Severance indemnity deposits (CTS)	1,058,723	987,247	969,594	9.2%	7.2%
Interest payable	80,560	76,892	66,095	21.9%	4.8%
Total customer deposits	14,035,650	13,608,169	13,251,408	5.9%	3.1%
Mutual funds in Perú	1,492,380	1,307,943	2,315,170	-35.5%	14.1%
Mutual funds in Bolivia	155,613	133,336	88,702	75.4%	16.7%
Total customer funds	15,683,643	15,049,448	15,655,280	0.2%	4.2%

Other funding sources at BCP, which include due to banks and correspondents, reported a significant decrease of 48.1% QoQ. This evolution was a consequence of cancellation of due to banks at maturity, which represent 5% of total funding and did not require renewal because BCP of the adequate levels of liquidity at BCP subsequent the relative normalization of the international markets.

Total customer deposits recorded a QoQ increase due to a jump in time deposits, which grew 9.8% QoQ. This growth was attributable to wholesale banking customers, who perceived a decrease in uncertainty and felt less compelled to have immediate access to liquidity.  Severance indemnity deposits (CTS) increased 7.2% QoQ due to employee compensation payments in May.

Although deposits increased 3.1%, it is important to remember that this increase was accentuated by the 4.8% appreciation of the Nuevo Sol against the US Dollar during 2Q09. The table below shows that, if we calculate June 2009 deposits using the exchange rate for the end of March 2009, to simulate a constant exchange rate, deposits grew 1.4%.

The YoY evolution shows 5.9% growth. This was due primarily to higher volumes given that exchange rate volatility was insignificant.

Market Share

At the end of the second quarter, BCP held its position as market leader in deposits with a 35.9% share, similar to the 36.8% recorded at the end of 1Q09. This slight decline was the result of intense competition between banks to capture more deposits by offering higher rates.
The table below shows market shares for each type of deposit in domestic and foreign currency

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	39.4%	37.4%	23.9%	39.7%
FC	46.4%	42.0%	37.4%	56.4%
LC: Local Currency
FC: Foreign Currency

Credifondo, a subsidiary of BCP, was once again market leader in mutual funds with total managed funds of US$ 1,492 million at the end of June 2009. This represented a 14.1% increase in the value of managed equity. Improved performance is attributable to stock market recovery. It is important to point out that Credifondo achieved a notable market share of 44.6% in managed volumes and 36.0% in number of shares managed to December 2008.

Dollarization

At the end of June 2009, deposit dollarization reached 62.2%, which reflects a minor change in the dollarization trend that began in 2008. This is due to the fact that domestic currency deposits grew faster than the foreign currency counterparts. Nevertheless, it is important to emphasize that this effect was accentuated by a 4.8% appreciation in the Nuevo Sol against the US Dollar in 2Q09

II.3 Net Interest Income

An increase in loans and in gains from valuations of derivative instruments generated growth in NII. A reduction in passive interest rates and lower due to banks generated a decrease in interest expenses, prompting a subsequent improvement of 62pbs in NIM.

Net interest income	Quarter			Change %
US$ 000	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Interest income	314,832	302,370	319,420	-1.4%	4.1%
Interest on loans	263,588	258,751	228,893	15.2%	1.9%
Interest and dividends on investments	-	2,704	4,323	-100%	-100.0%
Interest on deposits with banks	9,794	9,413	15,170	-35.4%	4.0%
Interest on trading securities	25,118	24,757	61,253	-59.0%	1.5%
Other interest income	16,332	6,745	9,781	67.0%	142.1%
Interest expense	105,372	116,209	131,061	-19.6%	-9.3%
Interest on deposits	75,416	83,182	98,104	-23.1%	-9.3%
Interest on borrowed funds	6,445	10,053	16,782	-61.6%	-35.9%
Interest on bonds and subordinated note	16,060	14,452	13,378	20.0%	11.1%
Other interest expense	7,451	8,522	2,797	166.4%	-12.6%
Net interest income	209,460	186,161	188,359	11.2%	12.5%
Average interest earning assets	16,541,642	16,746,466	16,168,832	2.3%	-1.2%
Net interest margin*	5.07%	4.45%	4.66%
*Annualized

Interest income increased 4.1% QoQ due primarily to: i) higher interest income generated by the expansion in loans recorded this quarter mainly due to growth in Retail Banking, which produce the highest margins; and ii) gains from valuations of derivative instruments, which spurred an increase in other interest income.

Interest expenses dropped 9.3% QoQ. This is mostly attributable to lower interest paid on time deposits, which account for 71.6% of total deposits. The lower reference rate recorded this quarter translated into lower passive interest rates, which led to a decrease in expenses on deposits at BCP. It is important to mention that the reduction in interest expenses on loans, which are the result of lower international borrowings given the comfortable levels of liquidity held at BCP, also helped pare down interest expenses in 2Q09.

An increase in financial income and lower financial expenses, spurred by improvements in the structure of interest generating assets (characterized by an increase in the loan portfolio’s share) and widening spreads, as well as a decrease in unnecessarily high liquidity volumes - which could not achieve adequate yields- by reducing borrowed funds from international sources, resulted in a significant 12.5% QoQ increase in financial margins. This led to a higher NIM level this quarter than last, reporting 5.07% vs. the 4.45% seen in 1Q09.

It is important to highlight that our loan book NIM performed positively during the last few quarters, reaching 7.8% in 2Q09. This level was higher than the 7.5% reached in 1Q09 and the 7.0% reported in 2Q08. This is attributable to higher margins, which are mainly the result of growth in the Retail Banking segment.

II.4 Loan provisions

Provisioning rose significantly by 86.6% QoQ while past due loans increased 25.6%. As such, the delinquency ratio reached 1.39%, which was higher that the 1.16% recorded in 1Q09. Past due loan coverage fell slightly to 193.0%.

Provision for loan losses	Quarter ended			Change %
US$ 000	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Provisions	(59,761)	(32,026)	(16,230)	268.2%	86.6%
Loan loss recoveries	5,687	4,846	5,951	-4.4%	17.4%
Total provisions, net of recoveries	(54,074)	(27,180)	(10,280)	426.0%	98.9%
Total loans	10,502,346	10,031,099	9,197,916	14.2%	4.7%
Reserve for loan losses (RLL)	281,675	240,091	217,569	29.5%	17.3%
Charge-Off amount	22,461	13,293	10,513	113.6%	69.0%
Past due loans (PDL)	145,945	116,235	68,264	113.8%	25.6%
PDL/Total loans	1.39%	1.16%	0.74%
Coverage	193.0%	206.6%	318.7%

As planned, provision levels increased 86.6% QoQ and 268.2% YoY in line with growth in loans, primarily in the Retail Banking segment. This increase is mainly attributable to higher provisions for consumer loans. A 17.4% QoQ rise was noted in recoveries, which basically stems from an increase in recovery rates for personal loans. In this scenario, net provisions recorded 98.9% growth QoQ.

During 2T09, write-offs increased 69.0%, primarily attributable to consumer loans.

The past due loans to total loans ratio rose to 1.39% (13 pbs QoQ and 65 pbs YoY), due primarily to an increase in overdue loans (25.6% QoQ and 113.8% YoY). Loan growth was 4.7% QoQ and 14.2% YoY. It is important to emphasize that BCP’s ratio remains below the system average. Finally, although coverage ratio for past due loans dropped from 206.6% in 1T09 to 193.0% in 2Q09, it remains above the minimum level required under BCP policy.

II.5 Non Financial Income

Non-financial income recorded a 1.6% QoQ increase that is essentially attributable to recovery in commission income for banking services. This offset lower income from sales of securities, primarily sovereign and global bonds, in comparison to last quarter’s results.

Non financial income	Quarter			Change %
US$ 000	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Fee income	87,620	77,553	85,228	2.8%	13.0%
Net gain on foreign exchange transactions	19,700	20,328	31,389	-37.2%	-3.1%
Net gain on sales of securities	35,983	46,291	3,721	867.0%	-22.3%
Other income	7,285	4,074	2,008	262.8%	78.8%
Total non financial income	150,588	148,246	122,346	23.1%	1.6%

During the second quarter of the year, use of banking services increased. This is reflected in a recovery in commission income for banking services, which reached US$ 87.6 million (13% QoQ and 2.8% YoY increase). Fee income grew in all business lines although growth in Contingents and Foreign Trade (+US$ 2.6 million), Corporate Finance (+US$ 2.6 million), Credifondo (+US$ 1.1 million, mainly due to new client recruitment and increase in some fees) and savings accounts (US$ 1.1 million) stood out.

Low exchange rate volatility during the last two months of 2Q09 drove a 3.1% contraction QoQ of net earnings on currency exchange transactions. An increase in other expenses in April was due to a US$ 5.7 million reversal of the provision made for the bonuses payment and employee profit sharing, after the effective payment was made in 1Q09.

Another important aspect of this business involves volumes of transactions by distribution channels, which are directly related to income from commissions. The average monthly number of transactional operations was 41.6 million in 2Q09, which indicates growth of 7.0% QoQ and 17.9% YoY. Increases in transactions through channels such as ATMs, BCP Agents, Internet Banking and Telecrédito stood out and represented 68% of the overall increase in total transactions. This evolution is proof that the bank’s strategy to promote the use of lower cost customer service channels to replace bank tellers is bearing its first fruits. It is also important to note that banking by cellular, which was recently introduced as a low-cost channel, has expanded 26.6%.

	Quarter			Change %
N° de Transactions per channel	Average 2Q09	Average 1Q09	Average 2Q08	2Q09/2Q08	2Q09/1Q09
Teller	10,277,109	9,792,291	9,732,229	5.6%	5.0%
ATMs Via BCP	7,105,823	6,430,467	5,940,702	19.6%	10.5%
Balance Inquiries	2,611,452	2,468,762	2,435,836	7.2%	5.8%
Telephone Banking	1,389,107	1,354,645	1,168,087	18.9%	2.5%
Internet Banking Via BCP	9,257,727	8,937,239	8,235,199	12.4%	3.6%
Agente BCP	3,207,639	2,639,140	1,561,047	105.5%	21.5%
Telecrédito	3,989,840	3,686,367	3,134,627	27.3%	8.2%
Mobile banking	107,463	84,878	-	-	26.6%
Direct Debit	365,878	485,649	345,684	5.8%	-24.7%
Points of Sale P.O.S.	3,087,701	2,901,872	2,568,932	20.2%	6.4%
Other ATMs network	242,226	210,673	186,203	30.1%	15.0%
Total transactions	41,641,965	38,907,105	35,308,546	17.9%	7.0%

In terms of distribution channels and plans for expansion, the number of offices has remained stable. This is part of a strategy to redesign locales before continuing further expansion. Nevertheless, alternative channels of penetration, including BCP Agents and ATMs, have continued to expand. The focus on BCP Agents is meant to promote banking penetration.

	Balance as of			Change %
	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Branches	336	339	285	17.9%	-0.9%
ATMs	950	926	801	18.6%	2.6%
Agentes BCP	2,262	2,037	1,552	45.7%	11.0%
Total	3,548	3,302	2.638	34.5%	7.5%

II.6 Operating Costs and Efficiency

Although the Bank’s main operating expenses remained almost at 1Q09’s levels, a decline in “Other Expenses” due mainly to gains on the valuation of SAR stock options, generated a 6.6% QoQ dip in operating expenses. This, coupled with a 1.6% increase in operating results, drove an improvement in the efficiency ratio, which went from 55.2% to 49.7%.

Operating expenses	Quarter			Change %
US$ 000	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Salaries and employees benefits	79,316	79,349	71,871	10.4%	0.0%
Administrative, general and tax expenses	63,919	63,553	50,669	26.2%	0.6%
Depreciation and amortizacion	14,088	13,756	10,978	28.3%	2.4%
Other expenses	4,262	16,437	11,768	-63.8%	-74.1%
Total operating expenses	161,585	173,095	145,286	11.2%	-6.6%
Efficiency Ratio	49.7%	55.2%	43.8%

Primary operating expenses showed little variation QoQ. Nevertheless, total expenses contracted because the valuation of SAR stock options, which generated an expense of US$ 9.2 million in 1Q09, represented income of US$ 0.4 million during 2Q09.  A YoY comparison of expenses shows an 11.2% increase, which is attributable to intensive efforts to expand BCP’s customer service channels during the second half of 2008.

Administrative and general expenses also showed little variation QoQ because higher marketing expenses for advertising campaigns were offset by lower expenses for programming and maintenance of mainframe systems.

The table below provides details on administrative expenses and their quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	2Q09%		1Q09%		2Q08%		2Q09/2Q08	2Q09/1Q09
Systems	7,853	12%	10,896	17%	3,506	7%	124.0%	-27.9%
Marketing	7,398	12%	4,725	7%	6,683	13%	10.7%	56.6%
Transportation	5,669	9%	4,537	7%	4,834	10%	17.3%	25.0%
Consulting	3,186	5%	4,000	6%	2,485	5%	28.2%	-20.4%
Communications	3,262	5%	2,873	5%	2,372	5%	37.5%	13.5%
Maintenance	3,238	5%	2,205	3%	2,660	5%	21.7%	46.8%
Other expenses	19,495	30%	18,710	29%	14,682	29%	32.8%	4.2%
Property taxes and others	5,496	9%	6,631	10%	4,876	10%	12.7%	-17.1%
Other subsidiaries and eliminations, net	8,322	13%	8,975	14%	8,572	17%	-2.9%	-7.3%
Total Administrative Expenses	63,919	100%	63,553	100%	50,669	100%	26.2%	0.6%

II.7 Shareholders’ Equity and Regulatory Capital

At the end of 2Q09, net equity increased considerably due to higher income for the fiscal year and growth in unrealized gains, which led to a higher regulatory capital ratio of 13.5%. This ratio is significantly higher than the legal minimum of 9.1% and also exceeds the 10% ratio required according to the Basilea 2 framework as of July 2009.

Shareholders' equity	Quarter			Change %
US$ 000	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Capital stock	667,250	667,646	439,474	51.8%	-0.1%
Reserves	388,275	388,365	388,062	0.1%	0.0%
Unrealized Gains and Losses	82,809	40,652	70,819	16.9%	103.7%
Retained Earnings	115,922	115,445	111,994	3.5%	0.4%
Income for the year	188,524	99,982	243,814	-22.7%	88.6%
Total shareholders' equity	1,442,780	1,312,090	1,254,163	15.0%	10.0%
Return on average equity (ROAE)	25.7%	29.5%	25.5%

At the end of June 2009, BCP’s net equity was US$ 1,443 million, which represents growth of 10.0% and 15.0% YoY. The main factors that explain these evolutions are an increase in profits and higher unrealized gains associated with valuations of derivative instruments and a recovery in the value of investment securities available for sale. Nevertheless, the dip in net profits and an increase in net equity triggered a 25.7% drop in ROAE in 2Q09 with regard to figures for 1Q09.

Regulatory Capital and Capital Adequancy Ratios	Balance as of			Change %
US$ (000)	Jun-09	Mar-09	Jun-08	Jun 09/ Jun 08	Jun 09 / Mar 09
Capital Stock, net	740,295	704,931	508,526	45.6%	5.0%
Legal and Other capital reserves	441,547	420,454	447,870	-1.4%	5.0%
Net income capitalized	109,452	-	134,862	-18.8%	-
Investment in subsidiaries and others	235,827	173,921	171,869	37.2%	35.6%
Goodwill	-	8,290	8,098	-100.0%	-100.0%
Generic Contingency loss reserves	110,012	104,450	95,643	15.0%	5.3%
Subordinated Debt	399,364	342,634	292,164	36.7%	16.6%
Unrealized profit (loss)	21,392	22,447	-	-	-4.7%
Total Regulatory Capital	1,586,234	1,412,706	1,299,099	22.1%	12.3%

Tier 1 (1)	1,194,772	1,052,583	997,226	19.8%	13.5%
Tier 2 (2)	391,462	360,124	301,873	29.7%	8.7%

Risk-weighted assets	10,975,936	10,407,244	9,579,085	14.6%	5.5%
Market risk	71,129	85,544	4,180	1601.6%	-16.9%
Capital ratios
BIS ratio	13.5%	12.5%	13.5%
Risk-weighted assets / Regulatory Capital	7.41	8.03	7.41
(1) Tier 1 = Capital + Reserves + Net Income capitalized - Goodwill - (0.5 x Investment in Subsidiaries)
(2) Tier 2 = Subordinated Debt + Generic Contigency loss reserves - (0.5 x Investment in subsidiaries)

At the end of 2Q09, the capitalization ratio returned to 2Q08 levels, which represents an increase of 104 pbs over last quarter. Regulatory capital reached US$ 1,586 million, exceeding figures for 2Q08 and 1Q09 by 22.1% and 12.3%, respectively. This growth is mainly attributable to retained earnings for US$ 109.5 million (S/. 329.5 million) in 2Q09 to increase capital and, to a lesser degree, to the issuance of subordinated debt for US$ 50 million in the months of April and May.

Risk weighted assets increased 5.5% QoQ and 14.6% YoY, in line with 4.4% QoQ and 13.8% YoY growth in net loans. Market risk dropped from US$ 85.5 to US$ 71.1 million QoQ due to a reduction in BCP’s foreign currency position.

III. Banco de Crédito de Bolivia

Bolivian Financial System

Total loan volumes in the banking system increased from US$ 3,566 million in December 2008 to US$ 3,681 million in June 2009, representing a 3.2% raise. Loan quality in the banking system has deteriorated slightly with regard to 2008. In December 2008, the banking system’s past due loan rate was 4.8% and in June 2009, this figure dropped to 4.4%. Additionally, the system’s coverage ratio reached 154.2% in June 2009, compared to 135.7% at the end of March 2009.

Deposits in the banking system grew from US$ 5,676 million in December to US$ 6,268 million in June 2009, an increase of 10.4%. This growth was split between time, demand and savings deposits, which expanded 16.5%, 9.2% and 4.7% respectively.

Results

In 2Q09, BCP Bolivia’s net income was US$ 6.8 million, contracting 1.4% QoQ and 32.3% YoY. This decline was the result of an increase in cyclical loan loss provisions, which are required by the regulatory agency. Exchange rate stability during the first quarter of 2009 generated improvement in YoY translation results due to local currency appreciation in 2Q08.

A conservative loan risk management strategy led to a past due loan rate of 2.2% (2.3% in 1Q09 and 1.9% in 2Q08) and a 230.5% provisioning rate (204.8% in 1Q09 and 206.1% in 2Q08). These indicators demonstrate that BCP Bolivia is one of the best performers in the Bolivian banking system, where corresponding ratios were 4.4% and 154.2%. BCP Bolivia’s ROAE reached 31.0%, which is lower than the 31.3% recorded in March 2009.

Assets and Liabilities

Total loans as of June 2009 were US$ 469.9 millions, 0.4% higher than the US$ 468.2 recorded in March 2009 and -0.5% lower YoY. The slight contraction in loans reflects uncertainty regarding the economic outlook given that GDP has declined despite a reduction in the IPC and a recovery in prices of main raw materials for export.

In the first quarter, Retail Banking recorded growth of 1.0% QoQ and a 7.6% YoY increase, which significantly affects the bank’s results given that this segment represents 52.8% of the portfolio and generates the largest margins. Corporate and Middle Market Banking represent 41.8% of the portfolio and generate lower earnings than Retail Banking.

In Retail Banking, the product that demonstrated the most significant QoQ expansion was “Individual Cash Loans (15.3%),” which represents 12.2% of the retail portfolio. Mortgage loans, which signify 48.1% of this banking segment’s portfolio, experienced insignificant QoQ growth but achieved 0.8% YoY growth.

In terms of liabilities, BCP Bolivia experienced a 4.4% QoQ and 18.9% YoY increase in deposits. During this quarter, growth in savings stands out (8.0% QoQ and 20.5% YoY), followed by demand deposits (2.4% QoQ and 13.0% YoY) and time deposits (1.9% QoQ and 26.8% YoY).

Net shareholders’ equity grew 7.9% QoQ due to an increase in retained earnings linked to first quarter results, demonstrating 4.7% QoQ growth.

On a final note, BCP Bolivia has a 12.1% market share in loans and 14.0% in deposits. In this scenario, the bank ranks fourth system-wide in terms of loans and third with regard to deposits.

BCP Bolivia continues to consolidate its position in the strategic services and product segment, launching innovative products in the local market while striving to gain recognition as the bank that provides the safest transaction environment. The bank uses the BCP Agent business model and has achieved an increase in market penetration in underserved segments. To June 2009, BCP Bolivia had 66 BCP Agents.

Banco de Crédito de Bolivia	Quarter			Change %
US$ million	2Q09	1Q09	2Q08	2Q09/2Q08	2Q09/1Q09
Total Loans	469.9	468.2	472.1	-0.5%	0.4%
Past due loans	10.3	10.8	9.1	13.2%	-4.6%
Loan loss reserves	-23.7	-22.1	-18.8	26.1%	7.2%
Total Assets	1059.8	1006.5	905.9	17.0%	5.3%
Deposits	912.8	874.5	768.0	18.9%	4.4%
Shareholders net equity	91.5	84.8	87.4	4.7%	7.9%
Net Income	6.8	6.9	10.1	-32.7%	-1.4%
PDL/Total loans	2.2%	2.3%	1.9%
Coverage ratio of PDLs	230.5	204.6%	206.1%
ROAE	31.0%	31.3%	51.1%
Branches	65	63	63
ATMs	186	186	176
Employees	1518	1536	1535

*ROAE: (Accumulated net income/ Average monthly equity (from dec. 08 to date))/(number of months)*12

IV. Atlantic Security Holding Corporation

ASHC	Quarter			Change %
(US$ Million)	2Q 2009	1Q 2009	2Q 2008	2Q09 / 2Q08	2Q09 / 1Q09
Net interest income	6.5	6.0	6.3	2.5	7.1
Dividend income	22.0	0.0	22.1	-0.5	100.0
Fees and commissions from services	1.1	1.3	2.1	-47.6	-15.6
Net gains on foreign exchange transactions	0.2	-0.8	0.0	311.6	123.2
Core Revenues	29.8	6.6	30.6	-2.7	352.9
Impairment provisions, net of recoveries	-3.0	-4.4	-1.7	-76.8	31.7
Losses related to Madoff Securities LLC	0.0	0.0	0.0	0.0	0.0
Net gains from sale of securities	0.3	1.3	0.0	737.4	-75.9
Other income	0.1	1.5	0.2	-65.7	-94.9
Operating expenses	-1.8	-1.8	-2.1	-10.6	4.5
Net income	25.3	3.2	27.1	-6.6	685.6
Net income/share	0.3	0.0	0.4	-27.4	685.6
Total loans	138.0	181.4	151.2	-8.7	-23.9
Total investments available for sale	666.5	617.2	748.1	-10.9	8.0
Total asset	1,558.9	1,479.8	1,384.0	12.6	5.3
Total deposits	1,329.8	1,289.2	1,139.4	16.7	3.2
Shareholder's equity	178.4	119.0	198.2	-10.0	50.0
Net interest margin	1.79%	1.79%	1.98%
Efficiency ratio	6.1%	18.7%	6.7%
Return on average equity	68.1%	11.0%	53.4%
PDL / Total loans	0.00	0.00	0.00
Cover ratio	0.1%	0.1%	0.9%
BIS ratio	17.94%	13.75%	15.85%

Atlantic Security Holding Corporation (ASHC) reported net earnings of US$25.3 million, which included dividends corresponding to its shares in Credicorp Ltd. (treasury shares).  After excluding dividend income for US$ 22.0 million, net income this quarter was US$ 3.3 million, indicating a 3% QoQ increase. A comparison of adjusted results for this quarter and figures for 2Q08 indicates a 35% decrease.

Total core revenues in 2Q09, excluding dividend income from Credicorp Ltd., reached US$7.8 million. This reflects an 18% QoQ increase and an 8.23% YoY decrease. The decrease is basically attributable to a contraction in fees charged to manage assets, resulting primarily from a drop in managed funds.

Commissions and fee income for 2Q09 dropped slightly QoQ from US$ 1.3 million to US$ 1.1 million, which represents a 48% YoY decline. This contraction was due primarily to (i) a reduction in managed fund volumes, as a result of a severe drop in market prices due to the financial crisis, and the migration to lower risk products such as time deposits (“flight to quality”), which reduced management commissions; (ii) the contraction in new client recruitment due to market uncertainty, which affected placement-fee income, and (iii) low market yields did not allow to exceed clients’ expected return, which hindered the possibility of generating the incentive commissions seen in previous years.

Foreign exchange operations reported earnings of US$ 0.2 relative to assets denominated in Euros, which appreciated against the US dollar in 2Q09.

As part of the process to set aside reserves for investment and loan portfolios, ASHC constituted provisions for US$ 1.8 million and US$ 1.2 million, respectively. This figure is 32% lower than that reported in 1Q09 because the markets are showing signs of recovery. We believe that the provisions constituted to date are appropriate under current circumstances.

Market recovery has significantly boosted net equity given that unrealized losses from the available for sale investment portfolio, included in the equity, were US$12.5 million in 2Q09, which represents a 73.2% QoQ reduction in the previously reported loss.  This evolution is the result of a sharp correction in market prices for the portfolio in 2Q09 that represented US$ 34.4 million.

			Unrealized
	1Q09	2Q09	losses
Opening balance			(46.7)
Provisions for deterioration of portfolio	3.0	(0.3)	2.7
Apreciation / (Devaluation)
of market value	2.9	34.4	31.5
Closing balance			(12.5)

The available for sale investment portfolio maintains a significant concentration of safe investment grade securities (72%), which is a sign of good credit quality. Maintaining this structure throughout the year confirms the company’s strategy to generate earnings through yields on interest income rather than making profits through securities trading. Earnings on sale of securities reached US$ 300 thousand, which reflected income that was 76% lower QoQ and 100% higher YoY.

Total assets grew 5.3% QoQ and 12.6% YoY. This growth was the result of an increase in bank deposits and investment portfolios due to new deposits from client and the migration from investment structured products (third party funds managed by ASHC) to time deposits and lastly, the reinforcement of shareholders’ equity through a capitalization plan approved in December 2008.

This plan to strengthen shareholders’ equity was executed through an issuance of common shares for US$20 million and a long-term subordinated debt agreement for US$15 million. In addition to reinforcing shareholders’ equity, net equity has been increased by reducing the unrealized losses on the investment portfolio, which has been included as a component of net equity as previously explained.

Interest Earning Assets

Interest earning assets reached US$ 1,443 million as shown in the table below. This represents a growth of 6.1% QoQ and 15% YoY. Cash balances increased QoQ and YoY, which was primarily due to the funds received from investments that reached maturity but were not completely reinvested because of a lack of attractive alternatives. Investments recovered 9.4% QoQ due to reinvestment of accumulated cash balances at the end of 2008 and a recovery in prices for instruments.

INTEREST EARNING ASSETS*	Quarter			Change %
(US$ Million)	2Q 2009	1Q 2009	2Q 2008	2Q09 / 2Q08	2Q09 / 1Q09
Due from banks	659	587	405	62.7%	12.1%
Loans	138	181	151	-8.7%	-23.9%
Investments	646	591	698	-7.4%	9.4%
Total interest-earning assets	1,443	1,360	1,254	15.0%	6.1%
(*) Excludes investments in equities and mutual funds.

Asset Management Business

Third party managed funds, which include customer deposits, proprietary mutual funds and financial instruments held in custody, increased 9.6% QoQ but decreased 18% YoY.

 Funds managed increased QoQ due to overall improvement in the markets and a subsequent increase in the market value of funds managed and securities in custody on behalf of customers, which is in line with market value gains in the entire portfolio. Unlike reports for previous quarters, 2Q09 reported market gains and new customer contributions for fund shares and for direct investments, which evidences a recovery in customers’ confidence on products managed by the bank.

V. Prima AFP

V1. Outlook of the private pension market

During 2Q09, the private pensions market focused on reducing marketing intensity in terms of transfers, reflecting a trend visible since the beginning of the year. In the second quarter, the estimated number of transfers system-wide was approximately 14 thousand, compared to 24 thousand in the preceding period. Although a marked trend toward new affiliations is evident, this indicator declined slightly in the second quarter, going from 52 thousand newly recruited affiliates in the first quarter to an estimated 46 thousand in the second quarter. By end-June, system affiliates totaled 4.4 million.

Financial markets continued to recover in 2Q09, resulting in a positive impact on funds under management. At the close of the second quarter, the system’s funds under management had increased 18.0% over figures for the previous quarter, going from US$ 16.7 billion as of March 2009 to US$ 19.7 billion as of June 2009. This growth was also due to, although to a lesser extent, an appreciation in local currency during this period in comparison to figures for the preceding quarter (6.1% on average).

In terms of financial results, the system’s revenues reached US$ 63.4 billion during the second quarter, representing 6.9% growth over figures for the same period last year. This increase is mainly attributable to an increase in the contribution base generated by dynamism in the national economy and a reactivation of formal employment recorded during the second half of 2008.

The system’s operating costs were US$ 40.6 million and operating earnings reached US$ 22.8 million, which represents a significant 61.7% increase over figures for the same period last year. After considering earnings from legal reserves, which are booked as local accounting results, pension fund management companies obtained a net result of US$ 35.3 million in the second quarter 2009.

Private Pension Fund System: Main Indicators
At the end of the period:	2Q09	1Q09	2Q08
Affiliates (thousands)	4,373	4,338	4,210
% Change (1)	0.8%	1.0%	1.3%
Sales force	1,172	1,229	1,930
Funds under management (US$ mm)	19,693	16,692	21,285
% Change (1)	18.0%	5.1%	-4.5%
Income (US$ mm) (2)	63.4	70.0	59.3
Operating Expenses (US$ mm)	40.6	37.2	45.2
Operating income (US$ mm)	22.8	32.7	14.1
Net Income (US$ mm) (3)	35.3	27.1	11.1

Source:  Conasev, Superintendecia de Banca, Seguros y AFP
(1) Variation with respect to the last quarter
(2) Income from first quarter includes a double collection month
(3) In Peruvian accounting, unlike IFRS, legal reserves are included in the income statement.
There is no infomation for results adjusted to international financial reporting standards for the Total System.

V2. Prima AFP

During the second quarter 2009, PRIMA’S market operations continued to focus on affiliating new clients, resulting in recruitment levels similar to those seen during the preceding quarter (11,700 new members in 2Q09 and 11,500 in 1T09). Transfers continued to decline at PRIMA and throughout the system, in line with evolution in sales forces.

In terms of contribution volumes, PRIMA remained steadfast in its position as market leader with a 31.7% share.  An increase in the volume of voluntary fund contributions, attributable to a progressive recovery in the financial markets, was evident in figures as of June.

PRIMA AFP: Quarterly main indicators and market share
	PRIMA 2Q09	System 2Q09	Share 2Q09%	PRIMA 1Q09	System 1Q09	Share 1Q09%
Affiliates	1,058,479	4,373,366	24.2%	1,053,772	4,337,570	24.3%
New affiliations (1)	11,743	46,376	25.3%	11,520	51,975	22.2%
Funds under management US$ mm	5,980	19,693	30.4%	5,057	16,692	30.3%
Collections US$ mm (1)	120	377	31.7%	134	421	32.0%
Voluntary Contributions US$ mm	71	161	43.8%	59	135	43.5%
RAM US$ mm (2)	356	1,131	31.5%	334	1,046	31.9%
Source: Superintendencia de Banca, Seguros y AFP
(1) Accumulated to the Quarter.
(2) PRIMA AFP Forecast. Monthly remuneration of affiliates, earnings base calculation estimated by PRIMA on average earning during the last 4 months excluding double collection effect, special collections and voluntary contributions fees.

Commercial Results

The number of affiliations and inbound transfers was close to 15,000 (3,300 inbound transfers and 11,700 affiliations) in the second quarter, falling below figures for the preceding quarter. The volume of outbound transfers was also significantly lower during the second quarter. Both results are related to shrinking sales forces at PRIMA and system competitors. PRIMA’s net RAM flows showed positive results.

As of June 2009, PRIMA’s funds under management reached US$ 5,980 million, representing 30.4% of the system’s total.

Investments

During the second quarter 2009, the financial markets showed signs of continuing recovery. For the period June 2009 - June 2008, Prima’s funds under management yields were 0.93%, -9.26% and -23.27% for funds 1, 2 and 3, respectively.

Nevertheless, it is important to remember that pension fund investments are managed according to a long-term vision to smooth out short-term fluctuations. During the last three years (June 2009 / June 2006), returns on PRIMA’S funds under management reached 29.44% in fund 1, 42.05% in fund 2 and 65.16% in fund 3, which means our company ranks second, first and first respectively system-wide. If the analysis period were extended to include the onset of system operations, nominal growth in the consolidated fund 2 managed by all pension fund management companies would be 13.19% per annum.

Individual fund shares in the total portfolio of funds under management as of June 2009 are as follows:

PRIMA AFP: Funds under management as of June 2009
	Jun-09	Share %	Mar-09	Share %
Fund 1	542	9.1%	463	9.2%
Fund 2	4,046	67.7%	3,467	68.6%
Fund 3	1,392	23.3%	1,126	22.3%
Total US$ mm	5,980	100.0%	5,057	100.0%
Source: Superintendencia de Banca, Seguros y AFP

Financial Results

Revenues

Prima’s revenues in the second quarter reached US$ 18.7 million, which represents a 13.4% increase in comparison to revenues in the preceding period (2Q08: US$ 16.5 million). It is important to remember that in contrast to revenues for first quarter, 2Q09 income does not include the effect of the additional contribution (Prima AFP income is typically between 60% and 70% higher in January and August because in the previous months the majority of our affiliates receives the additional salary according to Peruvian labor law). For this reason, it is more relevant to compare income of 2Q09 with income reached during 2Q08 while keeping in mind that Prima AFP’s administration fee increased since January 2009 from 1.5% to 1.75%.

Base salaries, which are the source of PRIMA’s revenues, continued to top the system’s scale in 2Q08 and maintained a 31.5% market share (estimate based on public information on revenues and administration fees at all pension fund management companies).  This means that the total amount of salaries of PRIMA members who make monthly contributions, against which administration fees are charged, is also the highest in the system:

PRIMA AFP: Estimate of base to calculate earnings -US$ mm
	PRIMA Jun-09	SYSTEM Jun-09	Part. %
Income (1)	6.2	20.9	29.8%
Administrative Fees (2)	1.75%	n.a.
RAM base (3)	356	1,131	31.5%
PRIMA AFP estimates. In accordance to local public infomation,  (CONASEV)
(1) Average income from the last four months, excluding special collections and voluntary contribution fees
(2) Administrative fee 1.75% effective since January 2009
(3) RAM: Monthly remuneration of affiliates, base to income calculation.

Expenditures

During the second quarter of the year, the company’s operating costs remained unchanged. In this scenario, a slight QoQ decline in payroll, administrative systems and advertising related expenditures offset higher portfolio management expenditures.

The period’s operating result reached US$ 8.2 million, in line with expectations. It is important to remember that this result includes charges related to the merger through amortization of assets identified in the Purchase Price Allocation, which when added to amortization and appreciation charges for investments in real estate and systems, brings total D & A expenses to US$2.3 million during this period.

At the beginning of the second quarter, local currency appreciated 5.25% over figures at the end of March. This level remained stable throughout the period, correcting slightly at the end of June (4.75% appreciation June vs. March). The impact of currency translation and differed liability adjustment was a US$ 0.3 million loss. After provisioning for taxes and profit sharing, PRIMA’s net revenues were US$ 4.7 million, which exceeded expectations.

At the end of the second quarter, the company’s assets reached US$ 229.3 million, including US$ 86.5 million liabilities and US$ 142.8 million equity.

The company’s main financial figures are as follows:

PRIMA AFP: Main financial indicators (US$ thousand) (1)
	2Q09	1Q09	2Q08
Income from commissions	18,728	21,187	16,516
Administrative and sale expenses	(8,230)	(8,549)	(10,699)
Depreciation and amortization	(2,347)	(2,276)	(2,185)
Net operating income	8,151	10,363	3,632
Other income and expenses, net	(958)	(479)	(1,520)
Employee profit sharing and Income tax	(2,224)	(3,544)	(612)
Net income before translation results	4,969	6,339	1,500
Translations results and deferred liabilities	(305)	(93)	(2,454)
Net income (losses)	4,664	6,246	(954)
Total assets	229,305	224,720	246,129
Total liabilities	86,481	90,900	108,286
Equity	142,824	133,820	137,843
(1) IFRS

VI. EL PACIFICO PERUANO SUIZA AND SUBSIDIARIES

VI.1 PACIFICO GROUP

Pacífico Insurance group, which is comprised of general insurance (PPS), life insurance (PV) and health insurance (EPS), earned a US$ 12.7 million net profit in 2Q09, exceeding figures recorded in 1Q09 by US$ 6.8 million. These favorable results were due to an 11% QoQ increase in the technical result, which reached US$ 14.8 million, as well as increases in financial income and significant translation results gains.

An improvement in the 2Q09 technical result is mainly attributable to a lower loss ratio in the property and casualty insurance business in comparison to 1Q09 figures, which dropped from 65.3% in 1Q09 to 64.0% in 2Q09 as a consequence of the adequate actions taken since last year to improve the risk profile of the company’s portfolio.

An increase in financial income, which reached US$20.1 million in comparison to US$ 16.0 million in 1Q09, is due primarily to higher dividends and income from trading of securities at PPS and higher interests earned at PV.

General expenses increased from US$ 18.1 million in 1Q09 to US$ 19.1 million in 2Q09. Nevertheless, the general expenses to net premium ratio was very stable, going from 17.8% in 1Q09 to 18.1% in 2Q09.

It is important to emphasize that the 2Q09 translation result of US$ 2.7 million, as a result of the exchange rate volatility during 2Q09, was higher than the US$ 0.5 million loss recorded in 1Q09. This figure comes from the monetary asset position in Nuevos Soles of PV that generated a gain in a context of 4.8% appreciation of the Nuevo Sol against US dollar.

In terms of accumulated results, the US$ 19.6 million result obtained in 1H09 was significantly higher than the earnings figures posted for the past few years. This result was due primarily to a significant decrease in claims, which went from 85.5% in 1S08 to 72.2% in 1H09, and improved financial income.

After adjustments for consolidation and exclusion of minority interests, Pacifico Insurance Group’s contribution to Credicorp of US$ 9.7 million in 2Q09 marked an important turnaround in the insurance business.

US$ Thousand	Net Earnings *				Ajustment for	Total Contribution to
Period	PPS	PV	EPS	PGA	Consolidation	BAP
2Q08	(7,657)	692	(2,759)	(9,525)	2,311	(7,214)
3Q08	(2,537)	4,569	(900)	1,221	(4,810)	(3,589)
4Q08	(9,253)	1,156	(1,731)	(9,824)	2,384	(7,440)
1Q09	1,852	4,281	805	6,884	(6,884)	5,230
2Q09	5,730	5,347	1,684	12,748	3,063	9,685
Var % 2Q09 / 1Q09	209%	25%	109%	85%	n.a.	-100%
Var % 2Q09 / 2Q08	n.a.	673%	n.a.	n.a.	-100%	n.a.
* Including minority interest

VI.2 PACIFICO GENERAL P&C INSURANCE (PPS)

Net earnings in 2T09 reached US$5.7 million, representing a US$3.9 million increase over figures for 1Q09. This difference is basically attributable to the following: i) financial income in 2Q09 was US$ 6.1 million compared to US$3.1 million in 1Q09 and, ii) a quarterly technical result of US$ 9.7 million, product of a decrease in claims from 65.0% in 1Q09 to 64.0% in 2Q09.

This improvement in the QoQ technical result was due to a decrease in claims in the Car & Mandatory Car (SOAT) and the Medical Assistance lines, which was partially offset by an increase in claims in General Insurance (P&C).

Technical Results by Unit Business

	2Q09				1T09
US$ millon	Vehicles	Assistance	P&C	TOTAL	Vehicles	Assistance	P&C	TOTAL
	& SOAT			PPS	& SOAT			PPS
Net Premiums Earned	19.2	13.1	13.8	46.2	18.6	11.7	13.7	44.1
Technical Results	3.7	2.5	3.5	9.7	1.6	1.2	5.8	8.7
Net claims / Earned Net Premiums	60.5%	73.5%	60.0%	64.0%	72.1%	79.9%	43.7%	65.3%
Technical Results / Earned net Premiums	19.1%	18.9%	25.4%	20.9%	8.4%	10.6%	42.6%	19.6%

The US$ 3.7 million technical result for Cars and Mandatory Car insurance represents a significant improvement over the US$ 1.6 million result in 1Q09.  An improvement in the technical result for Cars can be explained by a drop in average claims costs and a decrease in total automobile theft. Both of these factors are the result of management decisions to implement risk control measures as of 2008. The result for the Mandatory Cars (SOAT) line also improved due to a drop in claims, which in this case is attributable to improved portfolio selection. Improvements in the selection process included, for example, a decision to increase rates in high risk segments such as public transport. Accordingly, claims in both lines went from 72.1% in 1Q09 to 60.5% in 2Q09.

The Medical Assistance Line reached a technical result of US$2.5 million in 2Q09, explained primarily by a reduction in claims, which contracted 6 points from 79.9% in 1Q09 to 73.5% in 2Q09. This situation is the product of 12% increase in earned net premiums in 2Q09 in comparison to 1Q09 due to a shift in rate schedules and more stringent cost control for medical services.

In General Insurance (P&C), claims reached 60% in 2Q09 compared to 43.7% in 1Q09. This increase is attributable to an increase in claim loss reserves in the Marine Hull and Fire and allied lines during the second quarter, which contrasts with the reversion in these reserves made based on updated technical loss reports from the specialists during the first quarter. The best indicator of a positive trend and probable recovery is that claims in the first semester of 2009 were 51.9%, well below the 88.1% rate recorded in the second semester of 2008. This the result of changes in control and risk retention policies, as well as improvements associated with portfolio restructuring to improve risk selection.

PPS’s net financial income reached US$6.1 million in 2Q09, two times higher than the US$ 3.1 million recorded in 1Q09. This difference is primarily attributable to an increase in capital earnings on securities purchase and sale transactions.

In terms of the 2Q09 result in general insurance (PPS), it is important to emphasize the following: (i) revenues from net insurance premiums reached US$ 46.2 million while (ii) the total operating costs were for US$ 46.3 million. These results led to (iii) a combined ratio of 100.3%, of which 64.0 points correspond to costs or expenditures associated with net claims (claims rate), 15.0 points to acquisition costs and 21.3 points to general or administrative expenses.

The combined ratio of 100.3% reached in 2Q09 is very close to the 99.9% goal that Pacífico General Insurance has set for 2009.

VI.3 PACIFICO VIDA

Pacifico Vida obtained an US$ 8.6 million profit before minority interests in 2Q09, which exceeds the US$6.9 million recorded for 1Q09. This higher quarterly income is mainly attributable to a technical result of US$ 2 million, financial income of US$ 13.8 million and general expenses of US$ 6.9 million.

The second quarter’s technical result of US$ 2.0 million is higher than US$ 1.6 million obtained in 1Q09, primarily due to lower acquisition costs in the 2Q09, which went from 32.7% in 1Q09 to 30.6% in 2Q09 as production remained basically unchanged.

Products	Total Premiums			Change %
(US$ millon)	2Q09	1Q09	2Q08	1Q09	2Q08
Individual life	12.0	11.6	10.4	3.0%	12.1%
Individual annuity	9.6	10.6	11.2	-9.9%	-5.0%
Disability & survivor (Pension)	7.7	7.3	8.4	5.1%	-13.3%
Credit Life	5.4	5.3	4.8	2.9%	8.7%
Personal accidents	2.7	2.6	2.3	1.1%	14.0%
Group life (Law)	2.3	2.4	2.2	-4.0%	7.0%
Group life	3.8	3.4	2.7	12.4%	23.6%
Limited workers compensation	2.3	2.7	2.7	-14.8%	0.9%
TOTAL	45.7	45.9	44.8	-0.5%	2.6%

Net financial income totaled US$13.8 million in the second quarter, which is also an improvement over 1Q09’s income of US$12.8 million. This difference is due primarily to increased earnings for bond purchase and sales operations to replace assets and to align maturity matches with reserves.

General expenses in 2Q09 decreased 1.9% with regard to 1T09, reaching a total of US$6.9 million.

 Net income in the life segment, after excluding minority interest for US$ 3.2 million of AIG, reached US$ 5.3 million in 2Q09, which represents an increase of US$ 1.1 million over last quarter’s figures.

VI.4PACIFICO HEALTH (EPS)

The health insurance business earned a profit of US$ 1.7 million in 2Q09, which exceeded the US$ 0.8 million recorded in 1Q09.

EPS’s technical result was stable during the first quarter due to adequate level of reserves that reached US$ 3.3 million, which was similar to the figure of US$ 3.2 million recorded in 1Q09. The measures taken to reduce costs and improve rates have led to a drop in claims with regard to the year 2008. Claims in 2Q09 reached 82.8% in 2Q09 and 82.5% in 1Q09, vs 90.3% for the year 2008.

Finally, General expenses remained stable and under control. The general expenses to net premiums ratio was 8.4% in 1Q09, compared to 8.6% in 2Q09.

VII. ECONOMIC OUTLOOK

Economic Activity

During 2Q09, annual economic growth was slightly negative, influenced by particularly adverse results in April and June, which were affected by a high comparative base (Jun-08 saw the highest annual expansion rate since Mar-95). In the first half of the year, growth was 0.9% higher than during the same period in 2008.

The Peruvian economy, which was weaker than expected, experienced further setbacks in April when production fell 2.0%, interrupting a 93-month expansion streak. The manufacturing industry suffered more than other sectors given that the international crisis was stronger than expected, causing an acute contraction in internal demand in countries that import Peruvian products. This took place at a time when economic deceleration was beginning to intensify at a local level, which led companies to slowdown production and utilize inventories that had accumulated during previous periods.

Paradoxically, mining has been one of the highest growth activities this year, which is primarily the result of an operations-start up at a new hydrocarbon block in September of last year. Nevertheless, investment in this sector has been among the most contracted given that the decline in current mineral prices and low global expectations for growth over the next few years have affected the profitability and viability of several important projects in the sector.

At the end of 2009, the main driver of growth will be public investment. This means that construction will expand more than any other economic sector despite the fact that its lack of dynamism has led the Central Bank to implement a much more rapid cycle of reference rate cuts than had initially been planned. As such, growth in Peru this year should stem from public demand while dynamism in the private sector will be limited.

Gross Domestic Product and Internal Demand
(Annualized percentage variation)

External Sector

It is estimated that that exports will be relatively stable during the second quarter while the rate for imports will continue to fall. The monthly evolution of the external sector shows that the balance of the trade account for May-09 was higher than May-08’s, which represents the first time that this balance reaches a superior figure YoY. During the twelve-month period that ended in May, the trade balance surplus was  US$ 1,946 million, which was US$ 1,144 million less than the surplus reached at the end of 2008 but US$183 million higher than the annualized surplus reached in April.

This recovery can be explained by a 31.3% decline in quarterly exports (which includes a 24.3% decline in non-traditional exports) and a 32.9% fall in imports (primarily in inputs due to a decrease in fuel purchases, which are particularly sensitive to price effects; this quarter fuel purchases were one third lower than that of 2Q08). Finally, international reserves (which closed the year 2008 at US$ 31,233 million) have remained relatively stable in 2Q09, going from US$ 30,961 million in March to US$ 30,822 million in June (reaching US$ 31,163 million on July 7th following a placement of global bonds in the international market for US$ 1,000 million, which will be used to pay the debt to the Paris Club.

Exports and Imports
(Annualized percentage variation)

Prices and Exchange rate

To June 2009, accumulated inflation in Metropolitan Lima over the last twelve months was 3.1%, which is significantly lower than the figure recorded at the end of 2008 (6.7%) but still above the Central Bank’s goal (2% ± 1%). Inflation will undoubtedly converge during 3Q09 due to a generalized context of downward pressures on prices. The lower prices seen over the last few months are the result of a correction in imported food prices- which has led to lower wholesale prices than those seen during the same period last year- and local factors. The first factor is supply given that agricultural production has increased, subsequently leading to lower prices for fruits and vegetables. The second factor is demand given that weak growth has meant that merchants cannot continue to increase prices at the same rate as before. In a context of downward pressures on prices and a clear downcast scenario evident both in wholesale prices and the evolution of internal demand, the BCR reduced its prime reference interest rate by 300 base points throughout the second quarter and 100 additional base points following its meeting in June. As such, this rate was reduced from 6.0% to 2.0% between March and July. Although global uncertainty regarding the world economy is still high, the exchange rate in Peru showed less volatility than in the first quarter. Regardless, levels are still higher than those seen, for example, prior to the presidential elections in 20006. Although the rate of exchange has fallen this quarter (S/. 3.161 at the end of March and S/. 3.01 at the end of June), a slight upward trend has been visible over the last few days. This is not a reflection of a deteriorating country-risk perception and is instead attributable to the perception that the global crisis will be longer than initially thought, which has affected emerging markets in general

Fiscal Sector

In June, the Central Government’s tax receipts declined 21.3% with regard to figures for the same time last year and recorded a 16.4% accumulated slide in comparison to last year’s figures for the first quarter. This drop in collections is generalized and reflects an unfavorable international situation and its effects on domestic economic activity. This is evident primarily in the foreign trade sector, which has been affected by both income tax and import duties. Despite this scenario, the value added tax, whose receipts continued to grow in the first quarter, accumulated 6.2% growth. The fiscal outlook is complemented by increased spending, particularly in public investment, which is expected to recover in the second half of the year given that it barely grew 30% in the first semester despite the Ministry of Economy’s projections of an annual growth exceeding 50%. After three years of fiscal surplus, a deficit of 1.5% is expected for 2008.

Fiscal Income of the Central Government
(Annual percentage variation)

Banking System

According to information from the Central Bank, dollar denominated bank loans to businesses grew 16.2% in annual terms to June (26.6% at the end of 2008). The pace for credit growth has remained within the 16-18% range since March, indicating that the economy will remain relatively stagnant until news of improved conditions at both an international and local level is confirmed. Although the number of banks operating on the local scene has dropped (Banco de Trabajo has shifted to the Financing segment under Crediscotia’s name), consumer credit has been the most dynamic lending sector, followed, in order, by commercial and microbusinesses lending and mortgage lending. This credit trend is consistent with economic agent behavior during an economic contraction phase in which investment tends to fall first, followed by consumption of non-durable goods and then durable goods.

Deposits have continued to demonstrate moderate growth, reaching 12.0% for dollar denominated deposits (21.5% at the end of 2008). Demand deposits recorded annual growth of 5.3%, followed by time deposits (+12.7%) and savings (+18.8%). Last year, an increase in dollarization ratios was evident due to rising uncertainty on the international scene. These increases have slowed down but have yet to return to the levels seen mid-2008. Deposit dollarization reached 56.0% (55.8% at the end of 2008 and 57.3% in March 2009), driven primarily by time deposits. Credit dollarization has fallen to 54.4% (57.5% at the end of 2008) and national currency credit has evolved favorably, particularly in the commercial and mortgage lending segments.

Finally, interest rates over the past few months have continued to fall, in line with BCR’s decision to considerably reduce the prime reference rate to stimulate credit growth and reactivate the economy. The charge rate in New Soles (TAMN) at the end of June was 20.7% (23.0% at the end of 2008 and 22.6% at the end of 1Q09), while the dollar charge rate (TAMEX) closed the second quarter at 9.8% (10.5% at the end of 2008 and 10.1% at the end of March). The paying rate in foreign currency (TIPMEX) went from 1.6% to 1.4% during the second quarter while the paying rate in local currency (TIPMN) dropped from 4.0% to 3.0% in 2Q09 (3.8% at the end of 2008).

Main Financial Indicators

	2007	2008					2009
	Año	IT	IIT	IIIT	IVT	Año	IT

PBI (US$ MM)	107,504	30,296	34,825	32,558	30,028	127,708	27,938
PBI real (var. %)	8.9	10.3	11.7	10.7	6.7	9.8	1.8
PBI per-cápita (US$)	3,873	4,334	4,967	4,616	4,219	4,534	3,891
	28774.2					28774.2
Demanda Interna (var. %)	11.8	11.9	14.6	13.5	9.3	12.3	-0.8
Consumo (var. %)	8.3	8.4	9.4	9.2	8.0	8.7	3.7
Inversión Bruta Fija (var. %)	22.6	23.7	37.1	31.8	21.2	28.1	4.0
IPC (var. % anual)	3.9	5.5	5.7	6.2	6.7	6.7	4.8
Tipo de cambio, fdp (S/. por US$)	3.00	2.74	2.97	2.98	3.14	3.14	3.16
Devaluación (var. % anual)	-6.1	-13.8	-6.4	-3.6	4.7	4.7	15.2
Tipo de cambio, promedio del período (S/. por US$)	3.12	2.89	2.81	2.90	3.09	2.92	3.18
Resultado del SPNF (% del PBI)	3.1	4.3	5.4	1.4	-2.7	2.1	2.2
Ingresos corrientes del gobierno central (% del PBI)	18.1	18.0	19.4	18.4	17.0	18.2	16.4
Ingresos tributarios (% del PBI)	15.6	15.4	16.4	15.7	14.9	15.6	14.6
Ingresos no tributarios (% del PBI)	2.5	2.5	3.0	2.7	2.1	2.6	1.8
Gasto Corriente (% del PBI)	12.6	10.4	10.5	16.1	12.4	12.4	11.9
Gasto de Capital (% del PBI)	2.1	1.1	1.7	2.5	4.2	2.4	1.9
Balanza Comercial (US$ MM)	8,287	1,505	920	838	-173	3,090	446
Exportaciones (US$ MM)	27,882	7,771	8,470	8,814	6,474	31,529	5,313
Importaciones (US$ MM)	19,595	6,265	7,550	7,976	6,648	28,439	4,867
Balanza en Cuenta Corriente (US$ MM)	1,220	-846	-1,578	-994	-759	-4,177	-478
Balanza en Cuenta Corriente (% del PBI)	1.1	-2.8	-4.5	-3.1	-2.5	-3.3	-1.7

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company's primary subsidiary.

Safe Harbor for forward-looking statements:

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$ thousands, IFRS)

	As of			Jun-09/	Jun-09/
	Jun-09	Mar-09	Jun-08	Jun-08	Mar-09

Assets
Cash and due from banks
Non-interest bearing	730,266	920,392	535,737	36.3%	-20.7%
Interest bearing	2,776,593	3,029,996	2,624,343	5.8%	-8.4%
Total cash and due from banks	3,506,859	3,950,387	3,160,080	11.0%	-11.2%

Marketable securities, net	39,579	29,973	55,240	-28.4%	32.0%

Loans	10,603,688	10,119,759	9,288,774	14.2%	4.8%
Current	10,456,961	10,002,756	9,219,561	13.4%	4.5%
Past Due	146,727	117,003	69,213	112.0%	25.4%
Less - Reserve for possible loan losses	(283,051)	(240,267)	(218,888)	29.3%	17.8%
Loans, net	10,320,637	9,879,492	9,069,886	13.8%	4.5%

Investments securities available for sale	4,910,272	5,266,532	6,514,536	-24.6%	-6.8%
Reinsurance assets	186,983	184,579	130,113	43.7%	1.3%
Premiums and other policyholder receivables	107,336	98,693	108,444	-1.0%	8.8%
Property, plant and equipment, net	324,279	326,019	292,498	10.9%	-0.5%
Due from customers on acceptances	159,407	202,563	52,358	204.5%	-21.3%
Other assets	1,343,498	1,133,882	1,096,926	22.5%	18.5%

Total Assets	20,898,850	21,072,120	20,480,080	2.0%	-0.8%

Liabilities and shareholders' equity Deposits and Obligations
Non-interest bearing	4,008,297	4,213,305	2,913,157	37.6%	-4.9%
Interest bearing	9,699,742	9,114,489	10,043,281	-3.4%	6.4%
Total deposits and Obligations	13,708,039	13,327,794	12,956,438	5.8%	2.9%

Due to banks and correspondents	1,976,787	2,768,068	2,955,428	-33.1%	-28.6%
Acceptances outstanding	159,407	202,563	52,358	204.5%	-21.3%
Reserves for property and casualty claims	889,326	875,335	777,218	14.4%	1.6%
Reserve for unearned premiums	140,962	137,985	142,549	-1.1%	2.2%
Reinsurance payable	36,272	39,722	21,410	69.4%	-8.7%
Bonds and subordinated debt	904,337	866,978	801,145	12.9%	4.3%
Other liabilities	1,012,341	1,076,530	851,884	18.8%	-6.0%
Minority interest	138,619	108,990	130,584	6.2%	27.2%
Total liabilities	18,966,090	19,403,966	18,689,014	1.5%	-2.3%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(73,107)	(73,107)	(73,107)	0.0%	0.0%
Capital surplus	140,693	140,693	140,693	0.0%	0.0%
Reserves	1,053,494	1,053,494	587,218	79.4%	0.0%
Unrealized gains	92,057	(35,415)	162,593	-43.4%	359.9%
Retained earnings	247,711	110,578	501,757	-50.6%	124.0%
Net Shareholder's equity	1,932,760	1,668,154	1,791,066	7.9%	15.9%

Total liabilities and net shareholder's equity	20,898,850	21,072,120	20,480,080	2.0%	-0.8%

Contingent Credits	6,573,382	6,225,515	7,452,138	-11.8%	5.6%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %
				2Q09/	2Q09/
	2Q09	1Q09	2Q08	2Q08	1Q09

Interest income and expense
Interest and dividend income	343,031	325,909	352,539	-2.7%	5.3%
Interest expense	(109,489)	(120,043)	(135,554)	-19.2%	-8.8%
Net interest income	233,542	205,866	216,986	7.6%	13.4%

Provision for loan losses	(54,708)	(26,425)	(9,235)	492.4%	107.0%

Non financial income
Fee income	101,900	98,295	97,598	4.4%	3.7%
Net gain on foreign exchange transactions	19,661	19,516	31,435	-37.5%	0.7%
Net gain on sales of securities	37,996	45,878	6,006	532.7%	-17.2%
Other	10,920	9,980	5,685	92.1%	9.4%
Total fees and income from services, net	170,477	173,668	140,723	21.1%	-1.8%
Insurance premiums and claims
Net premiums earned	101,541	99,069	96,345	5.4%	2.5%
Net claims incurred	(19,109)	(18,650)	(30,890)	-38.1%	2.5%
Increase in cost for life and health policies	(53,762)	(51,912)	(62,529)	-14.0%	3.6%
Total other operating income, net	28,670	28,507	2,926	880.0%	0.6%
Operating expenses
Salaries and employees benefits	(94,197)	(94,100)	(90,928)	3.6%	0.1%
Administrative, general and tax expenses	(73,894)	(74,773)	(59,584)	24.0%	-1.2%
Depreciation and amortization	(17,701)	(17,288)	(14,371)	23.2%	2.4%
Merger Expenses	-	-	-	100.0%	100.0%
Other	(20,002)	(35,051)	(27,455)	-27.1%	-42.9%
Total operating expenses	(205,795)	(221,212)	(192,338)	7.0%	-7.0%
Income before translation results, employees' profit sharing and income taxes	172,186	160,405	159,062	8.3%	7.3%
Translation result	3,958	(4,708)	(61,510)	-106.4%	-184.1%
Employees’ profit sharing	(6,352)	(4,579)	(1,868)	240.1%	38.7%
Income taxes	(45,955)	(33,630)	(21,843)	110.4%	36.6%
Net income	123,837	117,488	73,841	67.7%	5.4%
Minority interest	8,634	6,910	175	4840.9%	25.0%
Net income attributed to Credicorp	115,202	110,578	73,666	56.4%	4.2%

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter
	2Q09	1Q09	2Q08

Profitability
Net income per common share (US$ per share)(1)	1.44	1.39	0.92
Net interest margin on interest earning assets (2)	5.12%	4.72%	4.78%
Return on average total assets (2)(3)	2.2%	2.1%	1.5%
Return on average shareholders' equity (2)(3)	25.6%	26.3%	16.2%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	1.38%	1.16%	0.75%
Reserves for loan losses as a percentage of
total past due loans	192.9%	205.4%	316.3%
Reserves for loan losses as a percentage of
total loans	2.7%	2.4%	2.4%

Operating efficiency
Oper. expense as a percent. of total income (5)	40.7%	44.0%	37.3%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	3.5%	3.5%	3.3%

Average balances (millions of US$) (3)
Interest earning assets	18,256.33	17,454.31	18,151.03
Total Assets	20,985.49	21,067.61	20,212.67
Net equity	1,800.46	1,678.77	1,820.87

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	As of			Change %
	June-09	Mar-09	Jun-08	Jun-09/Jun-08	Jun-09/Mar-09

ASSETS
Cash and due from banks	3,316,964	3,735,010	3,093,121	7.2%	-11.2%
Cash and BCRP	2,604,482	2,959,967	2,716,842	-4.1%	-12.0%
Deposits in other Banks	600,551	747,836	367,693	63.3%	-19.7%
Interbanks	110,435	25,134	1,620	6717.0%	339.4%
Accrued interest on cash and due from banks	1,496	2,073	6,966	-78.5%	-27.8%

Marketable securities, net	39,579	29,973	55,240	-28.4%	32.0%

Loans
Current	10,356,401	9,914,864	9,129,652	13.4%	4.5%
Past Due	145,945	116,235	68,264	113.8%	25.6%
Less - Reserve for possible loan losses	(281,675)	(240,091)	(217,569)	29.5%	17.3%
Loans, net	10,220,671	9,791,008	8,980,347	13.8%	4.4%

Investment securities available for sale	3,162,714	3,672,154	4,747,724	-33.4%	-13.9%
Property, plant and equipment, net	257,565	259,043	232,509	10.8%	-0.6%
Due from customers acceptances	159,407	202,563	52,314	204.7%	-21.3%
Other assets	1,030,392	834,183	811,985	26.9%	23.5%

Total Assets	18,187,292	18,523,934	17,973,240	1.2%	-1.8%

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits and obligations	14,035,650	13,608,169	13,251,408	5.9%	3.1%
Demand deposits	4,002,848	4,164,233	3,872,063	3.4%	-3.9%
Saving deposits	3,162,394	3,162,172	2,603,344	21.5%	0.0%
Time deposits	5,731,125	5,217,625	5,740,312	-0.2%	9.8%
Severance indemnity deposits (CTS)	1,058,723	987,247	969,594	9.2%	7.2%
Interest payable	80,560	76,892	66,095	21.9%	4.8%

Due to banks and correspondents	845,945	1,629,959	1,920,428	-56.0%	-48.1%
Bonds and subordinated debt	929,071	876,708	832,648	11.6%	6.0%
Acceptances outstanding	159,407	202,563	52,314	204.7%	-21.3%
Other liabilities	770,704	890,984	658,844	17.0%	-13.5%

Total liabilities	16,740,777	17,208,383	16,715,642	0.2%	-2.7%

NET SHAREHOLDERS' EQUITY	1,442,780	1,312,090	1,254,163	15.0%	10.0%
Capital stock	667,250	667,646	439,474	51.8%	-0.1%
Reserves	388,275	388,365	388,062	0.1%	0.0%
Unrealized Gains and Losses	82,809	40,652	70,819	16.9%	103.7%
Retained Earnings	115,922	115,445	111,994	3.5%	0.4%
Income for the year	188,524	99,982	243,814	-22.7%	88.6%

Minority interest	3,735	3,461	3,435	8.7%	7.9%

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	18,187,292	18,523,934	17,973,240	1.2%	-1.8%

CONTINGENT CREDITS	6,561,565	6,219,698	7,452,651	-12.0%	5.5%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %
	2Q09	1Q09	2Q08	2Q09/ 2Q08	2Q09/ 1Q09

Interest income and expense
Interest and dividend income	314,832	302,370	319,421	-1.4%	4.1%
Interest expense	(105,372)	(116,209)	(131,058)	-19.6%	-9.3%
Net interest and dividend income	209,460	186,161	188,363	11.2%	12.5%
Provision for loan losses	(54,074)	(27,180)	(10,280)	426.0%	98.9%
Non financial income
Banking services commissions	87,620	77,553	85,228	2.8%	13.0%
Net gain on foreign exchange transactions	19,700	20,328	31,389	-37.2%	-3.1%
Net gain on sales of securities	35,983	46,291	3,721	867.0%	-22.3%
Other	7,285	4,074	2,008	262.8%	78.8%
Total fees and income from services, net	150,588	148,246	122,346	23.1%	1.6%
Operating expenses
Salaries and employees benefits	(79,316)	(79,349)	(71,871)	10.4%	0.0%
Administrative expenses	(63,919)	(63,553)	(50,669)	26.2%	0.6%
Depreciation and amortization	(14,088)	(13,756)	(10,978)	28.3%	2.4%
Other	(4,262)	(16,437)	(11,768)	-63.8%	-74.1%
Total operating expenses	(161,585)	(173,095)	(145,286)	11.2%	-6.6%
Income before translation results, workers' profit sharing and income taxes	144,389	134,132	155,143	-6.9%	7.6%
Translation result	(10,899)	(4,260)	(49,849)	-78.1%	155.8%
Employees’ profit sharing	(5,765)	(3,815)	(2,473)	133.1%	51.1%
Income taxes	(38,905)	(25,792)	(24,368)	59.7%	50.8%
Minority Interest	(278)	(283)	(412)	-32.5%	-1.8%
Net income	88,542	99,982	78,041	13.5%	-11.4%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter
	2Q09	1Q09	2Q08

Profitability
Net income per common share (US$ per share)(1)	0.040	0.045	0.035
Net interest margin on interest earning assets (2)	5.07%	4.45%	4.66%
Return on average total assets (2)(3)	1.9%	2.2%	1.8%
Return on average shareholders' equity (2)(3)	25.7%	29.5%	25.5%
No. of outstanding shares (millions)	2,228.29	2,228.29	2,228.29

Quality of loan portfolio
Past due loans as a percentage of total loans	1.39%	1.16%	0.74%
Reserves for loan losses as a percentage of
total past due loans	193.0%	206.6%	318.7%
Reserves for loan losses as a percentage of
total loans	2.7%	2.4%	2.4%

Operating efficiency
Oper. expense as a percent. of total income (4)	49.7%	55.2%	43.8%
Oper. expense as a percent. of av. tot. assets(2)(3)(4)	3.4%	3.4%	3.0%

Capital adequacy
Total Regulatory Capital (US$Mn)	1,586	1,390	997
"Tier I" Capital (US$ Mn)	1,195	1,053	1,020
Regulatory capital / risk-weighted assets (5)	13.5%	12.5%	13.5%

Average balances (millions of US$) (3)
Interest earning assets	16,541.6	16,746.5	16,168.8
Total Assets	18,355.6	18,515.7	17,636.3
Net equity	1,377.4	1,356.2	1,224.9

(1) Shares outstanding of 2,228 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions.Operating expense includes personnel expenses, administrative expenses and depreciation and amortization
(5) Risk-weighted assets include market risk assets

EL PACIFICO-PERUANO SUIZA Y SUBSIDIARIAS
Cuadro 8
(in thousand dollars)

	Balance to and for the period of
	Three month ending			Change %
	30-Jun-08	31-Mar-09	30-Jun-09	2T09/2T08	2T09/1T09
	2Q08	1Q09	2Q09
Results

Total Premiums	149,246	138,237	149,172	-0.05%	7.91%
Ceded Premiums	24,021	23,104	24,034	0.05%	4.03%
Adjusment of reserves	25,936	13,161	19,482	-24.88%	48.02%
Earned net premiums	99,289	101,972	105,657	6.41%	3.61%
Direct claims	109,334	107,990	78,405	-28.29%	-27.40%
Ceded claims	15,915	37,428	5,534	-65.23%	-85.22%
Net claims	93,419	70,562	72,871	-22.00%	3.27%
Direct commissions	11,993	16,902	17,237	43.72%	1.98%
Commissions received	2,499	2,349	2,401	-3.94%	2.23%
Net commissions	9,494	14,554	14,836	56.27%	1.94%
Technical expenses	10,612	5,709	5,701	-46.28%	-0.14%
Technical resolves	2,553	2,267	2,638	3.32%	16.36%
Net technical expenses	8,059	3,443	3,064	-61.99%	-11.01%
Technical results	(11,684)	13,414	14,886	-227.41%	10.97%

Financial income	19,629	14,164	15,490	-21.09%	9.37%
Gains pn sale of real state and secutirities	4,336	1,675	4,113	-5.14%	145.57%
Renting (Net of expenses)	744	866	877	17.84%	1.27%
(-) Financial expenses	540	685	428	-20.74%	-37.49%
Financial income, net	24,170	16,020	20,053	-17.03%	25.17%

Salaries and benefits	10,427	9,799	10,904	4.57%	11.28%
Administrative expenses	9,224	8,333	8,198	-11.12%	-1.62%
Third party services	3,939	3,936	4,300	9.18%	9.26%
Sundry management expenses	1,913	1,756	1,753	-8.33%	-0.16%
Provisions	1,281	1,261	1,248	-2.59%	-1.00%
Taxes	1,096	1,196	1,166	6.41%	-2.46%
Other expenses	996	185	(269)	-127.02%	-245.15%
General expenses	19,651	18,132	19,102	-2.79%	5.35%

Other income	(56)	916	9	-116.20%	-99.01%
Traslations results	(6,502)	(511)	2,724	-141.90%	-633.26%
Employee participations and income tax	(4,622)	2,199	(2,544)	-44.95%	-215.73%

Income before minority interest	(9,101)	9,508	16,025	-276.08%	68.54%
Minority interest	424	2,624	3,277	672.88%	24.89%

Net income	(9,525)	6,884	12,748	-233.84%	85.18%

Balance (end of period)

Total Assets	1,280,650	1,323,292	1,399,945	9.32%	5.79%
Invesment on securities and real state (1)	852,456	828,689	920,416	7.97%	11.07%
Technical reserves	920,279	1,013,762	1,030,576	11.99%	1.66%
Net equity	185,942	156,333	194,786	4.76%	24.60%

Ratios

Ceded	16.1%	16.7%	16.1%
Groos loss ratio	73.3%	78.1%	52.6%
Net claims/ earned net premiums	94.1%	69.2%	69.0%
Acquisition costs/ earned premium	9.6%	14.3%	14.0%
Commissions+technical expenses, net / earned net premiums	17.7%	17.6%	16.9%
Technical results / total premium	-7.8%	9.7%	10.0%
Technical results / earned net premiums	-11.8%	13.2%	14.1%
General expenses / earned net premiums	19.8%	17.8%	18.1%
Net income/ total premium	2.2%	5.0%	8.5%
Return on equity (2)(3)	-17.9%	19.5%	32.4%
Return on total premiums	-6.4%	5.0%	8.5%
Net equity / Total Assets	14.5%	11.8%	13.9%
Increase in technical reserves	20.7%	11.4%	15.6%
General expenses / Assets (2)(3)	6.3%	5.6%	5.7%

Combined ratio of PPS + PS (4)	128.6%	99.1%	72.8%
Net claims / earned net premiums	99.2%	72.2%	52.3%
General expenses and commissions / earned net premiums	29.4%	26.9%	20.4%

(1) Real state investment were excluded
(2) Annualized
(3) Average are determined as the average of period - begging and period ending
(4) Without consolidated adjusments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen Authorized Representative